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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING


A.       Name of issuer or person filing ("Filer"): CINRAM INTERNATIONAL INC.

B.       This is (check one):

         [X]     An original filing for the Filer.

         [ ]     An amended filing for the Filer.

C.       Identify the filing in conjunction with which this form is being filed:

             Name of registrant:      CINRAM INTERNATIONAL INC.

                      Form type:      REGISTRATION STATEMENT ON FORM 40-F

         File number (if known):      000-27400

                       Filed by:      CINRAM INTERNATIONAL INC.

          Date filed (if filed
          concurrently, so indicate): MAY 19, 2004 (CONCURRENT WITH FILING OF
                                      FORM 40-F)

D.       The Filer is incorporated or organized under the laws of

                                     CANADA

         and has its principal place of business at

                  2255 MARKHAM ROAD, TORONTO, ONTARIO, M1B 2W3
                             TELEPHONE: 416-298-8190

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E.       The Filer designates and appoints CT Corporation System (the "Agent"), located at:

                                111 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10011
                            TELEPHONE: (212) 894-8700

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

               (a) Any investigation or administrative proceeding conducted by the Commission; and

               (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.


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               The Filer certifies that it has duly caused this power of
attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada this 7th day of May, 2004.




Filer:   CINRAM INTERNATIONAL INC.



By:   /s/ Lewis Ritchie
      --------------------------
Name: Lewis Ritchie
Title: Executive Vice-President Finance and Administration,
Chief Financial Officer and Secretary


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               This statement has been signed by the following person in the capacity indicated on the 7th day of May, 2004.



                                       CT CORPORATION SYSTEM
                                       as Agent for Service of Process for
                                       CINRAM INTERNATIONAL INC.



                                       By: /s/ Sheila Clark
                                           ---------------------------
                                           Name:   Sheila Clark
                                           Title:  Assistant Secretary



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